650 Page Mill Road Palo Alto, CA 94304-1050 650.493.9300 650.493.6811 www.wsgr.com

August 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Ibolya Ignat
Daniel Gordon
Eric Envall
Sandra Hunter Berkheimer

Re:	Thorne HealthTech, Inc.
Registration Statement on Form S-1
Filed July 28, 2021
File No. 333-257987

Ladies and Gentlemen:

On behalf of our client, Thorne HealthTech, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated July 28, 2021 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (“Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is concurrently submitting via EDGAR this letter and an Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary

Recent Developments, page 9

1.	We note that you intend to disclose, in part, preliminary financial results for the quarterly period ended June 30, 2021. Please revise your disclosure to address the following:

•	For each measure presented, please indicate whether or not the measure is consistent with the current trend disclosures in MD&A, with a qualitative discussion of why this is the case.

•

Please tell us why you believe that presenting your estimated results for revenue and net income (loss) without providing estimated disclosure regarding changes in other financial statement line items during the same period is appropriate and does not provide investors with an incomplete picture of your results of operations.

•

Please confirm your understanding that should full financial statements become available before effectiveness, you must update the filing to include full results even if you are not required to update.

In response to the Staff’s comment, the Company has revised its disclosure on page 9 to remove the disclosure of preliminary financial results for the quarterly period ended June 30, 2021 and has updated its disclosure throughout the prospectus with the full financial results for the quarterly period ended June 30, 2021.

* * * *

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK

PALO ALTO        SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Securities and Exchange Commission

August 16, 2021

Please direct any questions with respect to this filing to me at (650) 565-3564 or poettinger@wsgr.com or Jesse Schumaker at (650) 849-3085 or jschumaker@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Philip Oettinger
Philip Oettinger

cc:	Paul Jacobson, Thorne HealthTech, Inc.

Scott Wheeler, Thorne HealthTech, Inc.

Stelios Saffos, Latham & Watkins

Billy Hampton, BDO USA, LLP